Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191706

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

SUPPLEMENT NO. 1 DATED JANUARY 27, 2016

TO THE PROSPECTUS DATED DECEMBER 29, 2015

This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT II, Inc. (the “Company”), dated December 29, 2015. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	the status of the offering of shares of common stock of the Company;

(2)	recent real property acquisitions;

(3)	the declaration of distributions to our stockholders;

(4)	an update to the “Risk Factors” section of our prospectus regarding a recent proposal by the U.S. Department of Labor; and

(5)	updates to certain real estate investment trust (“REIT”) taxation rules, including updates to the “Risk Factors” section of our prospectus relating to REIT taxation rules, which were recently amended under the Protecting Americans from Tax Hikes Act of 2015 (the “PATH Act”).

Status of Our Public Offering

We commenced our initial public offering of $2,350,000,000 of shares of our common stock (the “Offering”), consisting of up to $2,250,000,000 of shares in our primary offering and up to $100,000,000 of shares pursuant to our distribution reinvestment plan, on May 29, 2014. We are publicly offering two classes of shares of common stock, Class A shares and Class T shares, in any combination with a dollar value up to the maximum offering amount. As of January 25, 2016, we had accepted investors’ subscriptions for and issued approximately 50,890,000 shares of Class A common stock and 337,000 shares of Class T common stock in the Offering, resulting in receipt of gross proceeds of approximately $505,447,000 and $3,230,000, respectively. As of January 25, 2016, we had approximately $1,841,323,000 in Class A shares and Class T shares of common stock remaining in our Offering.

Recent Real Property Acquisitions

The following information replaces in its entirety the first sentence of the second full paragraph on page 131 of the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:

As of January 27, 2016, on a portfolio level, we, through wholly-owned subsidiaries of our operating partnership, owned 100% of the fee simple interest in 29 properties located in various states, consisting of approximately 1,541,000 gross rentable square feet of commercial space with a consolidated weighted average yield of 8.12% and average annual rent escalations of 1.92%.

The following information supplements, and should be read in conjunction with, the table on page 17 contained in the “Prospectus Summary—Description of Real Estate Investments” section of the prospectus and the table beginning on page 131 contained in the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:

Property Description*	Date Acquired	Year Built	Purchase Price	Property Taxes		Fees Paid to Sponsor(1)	Initial Yield(2)	Average Yield(3)	Physical Occupancy	Location(5)
HPI Portfolio(6)	(7)	(8)	$49,418,005	$184,670	(4)	$988,360	6.42%	7.40%	100.00%	(9)

(1)	Fees paid to the sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager, including our affiliated property manager. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 99 of the prospectus.
(2)	Initial yield is calculated as the current annualized rental income for the in-place lease at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The property is subject to a long-term net lease. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.
(3)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place lease over the non-cancellable lease term at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The property is subject to a long-term net lease. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.
(4)	Represents the real estate taxes on the properties for 2014.
(5)	The properties are located in the Oklahoma City, OK metropolitan statistical area and as such may compete with other facilities for tenants if the current leases are not renewed.
(6)	The HPI Portfolio consists of three healthcare properties, HPI – Oklahoma City I, HPI – Oklahoma City II and HPI – Edmond.
(7)	Portfolio consists of three properties, two of which were purchased on December 29, 2015 and one of which was purchased on January 20, 2016.
(8)	HPI – Oklahoma City I was built in 1985 and renovated in 1998 and 2003, HPI – Oklahoma City II was built in 1994 and renovated in 1999 and HPI – Edmond was built in 2002.
(9)	HPI – Oklahoma City I and HPI – Oklahoma City II are located in Oklahoma City, OK and HPI – Edmond is located in Edmond, OK.
*	We believe all of our properties are suitable for their present and intended purposes, and adequately covered by insurance.

Tenant Lease Terms

The following information supplements, and should be read in conjunction with, the table beginning on page 135 contained in the “Investment Objectives, Strategy and Policies–Tenant Lease Terms” section of the prospectus:

Portfolio Description	Property Description(*)	Major Tenants(1)	Total Square Feet Leased	% of Total Square Feet Leased	Renewal Options(3)	Annual Base Rent at Acquisition		Annual Base Rent Per Square Foot at Acquisition	Lease Expiration
HPI Portfolio	HPI – Oklahoma City I(2)	Community Hospital, LLC(4)(6)	86,729	100.00%	4/5 yr.	$2,225,188	(5)	$25.66	12/31/2030
HPI Portfolio	HPI – Oklahoma City II(2)	Healthcare Partners Investments, LLC(4)(6)	41,394	100.00%	4/5 yr.	$662,304	(5)	$16.00	12/31/2030
HPI Portfolio	HPI – Edmond(2)	Healthcare Partners Investments, LLC(4)(6)	17,700	100.00%	4/5 yr.	$283,200	(5)	$16.00	01/31/2021

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of their respective property. We believe each of these tenants is creditworthy.
(2)	All of the operations and principal nature of business of the tenants are healthcare-related. HPI – Oklahoma City I, HPI – Oklahoma City II and HPI – Edmond are located in the Oklahoma City, OK metropolitan statistical area.
(3)	Represents option renewal period/term of each option.
(4)	The tenant entered into a net lease pursuant to which the tenant is required to pay all operating expenses and capital expenditures of the building.
(5)	The annual base rent under the lease increases each year by 2.0% of then-current annual base rent.
(6)	The tenant is not a rated entity.
*	We believe all of our properties are suitable for their present and intended purposes, and adequately covered by insurance.

The following information supplements, and should be read in conjunction with, the table on page 136 contained in the “Investment Objectives, Strategy and Policies—Depreciable Tax Basis” section of the prospectus:

Property Description	Depreciable Tax Basis
HPI Portfolio	$44,998,005

Other Real Property Acquisitions

The following information replaces in its entirety the first sentence of the first full paragraph on page 18 of the “Prospectus Summary—Description of Real Estate Investments” section of the prospectus and the first sentence of the first full paragraph on page 133 of the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:

As of January 27, 2016, we purchased, since inception, 17 other properties for an aggregate purchase price of approximately $193,307,000, plus closing costs, and consolidated annual base rent at acquisition of approximately $14,161,000.

The following information supplements, and should be read in conjunction with, the table beginning on page 18 contained in the “Prospectus Summary—Description of Real Estate Investments” section of the prospectus and the table beginning on page 133 contained in the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:

Property Description*	Major Tenant(2)	Location(3)	Date Acquired	Purchase Price	Property Taxes		Fees Paid to Sponsor(1)	Total Rentable Square Feet	% of Total Rentable Square Feet Leased	Lease Expiration
Waco Data Center	CVMS Waco Data Partners, LLC (5)	Waco, TX	12/30/2015	$10,700,000	$53,878	(4)	$214,000	43,596	100.00%	12/31/2035

(1)	Fees paid to the sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager, including our affiliated property manager. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 99 of the prospectus.
(2)	Major tenants include those tenants who occupy greater than 10% of the rentable square feet of their respective property. We believe this tenant is creditworthy.
(3)	The property is located in the Waco, TX metropolitan statistical area and as such may compete with other facilities for tenants if the current lease is not renewed.
(4)	Represents real estate taxes for 2014.
(5)	This tenant is not a rated entity.
*	We believe all of our properties are suitable for their present and intended purposes, and adequately covered by insurance.

Declaration of Distributions

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary—Distribution Policy” section beginning on page 19 of the prospectus and the “Description of Securities—Distribution Policy and Distributions” section beginning on page 176 of the prospectus:

On January 20, 2016, our board of directors approved and authorized a daily distribution to our Class T stockholders of record as of the close of business on each day of the period commencing on January 21, 2016 and ending February 29, 2016. The distributions for the period beginning on January 21, 2016 and ending on January 31, 2016 will be calculated based on 366 days in the calendar year and will be equal to $0.001487049 per share of Class T common stock, assuming a purchase price of $9.574 per share. The amount of distributions for February 2016 will be calculated based on 366 days in the calendar year and will be equal to $0.001487049 per share of Class T common stock, assuming a purchase price of $9.574 per share, as adjusted on a daily basis to take into account shares of Class T common stock issued pursuant to the Company’s distribution reinvestment plan for which distribution and servicing fees are not paid. The distributions for each record date in January 2016 and February 2016 will be paid in February 2016 and March 2016, respectively. The distributions will be payable to stockholders from legally available funds therefor.

Risk Factors

The following risk factor is inserted as a new risk factor in the “Risk Factors—U.S. Federal Income Tax Risks” section beginning on page 63 of the prospectus:

A recent proposal by the U.S. Department of Labor regarding the definitional scope of “investment advice” under ERISA and the Internal Revenue Code, could have a negative impact on our ability to raise capital.

In April 2015, the U.S. Department of Labor issued a proposed regulation that would, if finalized in its current form, substantially expand the range of activities that would be considered to be fiduciary investment advice under ERISA and the Internal Revenue Code, which may make it more difficult to qualify for a prohibited transaction exemption. If this proposed regulation is finalized as proposed, it could have negative implications on our ability to raise capital from potential investors, including those investing through IRAs.

Updates Pursuant to the PATH Act

The PATH Act was signed into law on December 18, 2015 and revises several provisions of the Internal Revenue Code of 1986, as amended, related to REITs. The modifications below reflect the updates to certain REIT taxation rules pursuant to the PATH Act.

Distribution Policy

The following information supersedes and replaces in its entirety the second full paragraph beginning on page 19 of the “Prospectus Summary—Distribution Policy” section of the prospectus:

We currently pay regular monthly distributions to our stockholders. We expect to continue paying monthly distributions unless our results of operations, our general financial conditions, general economic conditions, applicable provisions of Maryland law or other factors make it imprudent to do so. The payment of class-specific expenses will result in different amounts of distributions being paid with respect to each class of shares. Specifically, distributions on Class T shares will likely be lower than distributions on Class A shares because Class T shares are subject to ongoing distribution fees. The timing and amount of distributions will be determined by our board of directors, in its discretion, and may vary from time to time. Our board of directors’ discretion will be influenced in substantial part by its obligation to cause us to comply with REIT requirements of the Internal Revenue Code.

The following information supersedes and replaces in its entirety the first full paragraph on page 177 of the “Description of Securities—Distribution Policy and Distributions” section of the prospectus:

We currently pay regular monthly distributions to our stockholders and we intend to continue to pay regular monthly distributions to our stockholders unless our results of operations, our general financial conditions, general economic conditions, applicable provisions of Maryland law or other factors make it imprudent to do so. We currently calculate our monthly distributions on a daily record and declaration date. Therefore, new investors will be entitled to distributions immediately upon the purchase of their shares. The payment of class-specific expenses will result in different amounts of distributions being paid with respect to each class of shares. Specifically, distributions on Class T shares will likely be lower than distributions on Class A shares because Class T shares are subject to ongoing distribution and servicing fees. The timing and amount of distributions will be determined by our board of directors, in its discretion, and may vary from time to time. The discretion of our board of directors will be influenced in substantial part by its obligation to cause us to comply with REIT requirements of the Internal Revenue Code.

Risk Factors

The following risk factor supersedes and replaces in its entirety the third full risk factor contained in the “Risk Factors—U.S. Federal Income Tax Risks” section on page 65 of the prospectus:

Complying with REIT requirements may force us to forgo and/or liquidate otherwise attractive investment opportunities.

To maintain our qualification as a REIT, we must ensure that we meet the REIT gross income tests annually and that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets, including certain mortgage loans and certain kinds of mortgage-related securities. The remainder of our investment in securities (other than government securities, taxable REIT subsidiaries and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets can consist of the securities (other than government securities, taxable REIT subsidiaries, and qualified real estate assets) of any one issuer. For the current taxable year and the 2017 taxable year, no more than 25% of the value of our total assets can be represented by securities of one or more taxable REIT subsidiaries. For taxable years beginning after December 31, 2017, no more than 20% of the value of our total assets can be represented by securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter other than our first REIT calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate from our portfolio or not make otherwise attractive investments in order to maintain our qualification as a REIT. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

In connection with the PATH Act, the following risk factor is hereby deleted in its entirety from the “Risk Factors—U.S. Federal Income Tax Risks” section on page 64 of the prospectus:

If we were considered to actually or constructively pay a “preferential dividend” to certain of our stockholders, our status as a REIT could be adversely affected.

As stated above, in order to maintain our qualification as a REIT, we must distribute as dividends to our stockholders at least 90% of our annual REIT taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is pro rata among all outstanding shares of stock within a particular class and in accordance with the preferences among different classes of stock as set forth in our organizational documents. If the IRS were to take the position that we paid a preferential dividend, we may be deemed to have failed the 90% distribution test, and our status as a REIT could be terminated for the year in which such determination is made if we were unable to cure such failure. Even if we remain qualified as a REIT, we may have to change the way our fees and expenses are incurred and allocated to different classes of stockholders. We may request a private letter ruling from the IRS concluding that differences in the dividends distributed to holders of Class A shares and holders of Class T shares do not result in the payment of a preferential dividend. There is no assurance that we will request such a ruling, or if we do, that the IRS will issue such a ruling.

The following risk factor supersedes and replaces in its entirety the third full risk factor contained in the “Risk Factors—U.S. Federal Income Tax Risks” section beginning on page 66 of the prospectus:

Foreign purchasers of our common stock may be subject to FIRPTA tax upon the sale of their shares or upon the payment of a capital gain dividend, which would reduce any gains they would otherwise have on their investment in our shares.

A foreign person disposing of a U.S. real property interest, including shares of a U.S. corporation whose assets consist principally of U.S. real property interests, is generally subject to the Foreign Investment in Real Property Tax Act of 1980, as amended, or FIRPTA, on the gain recognized on the disposition. However, foreign pension plans and certain foreign publicly traded entities are exempt from FIRPTA withholding. Further, such FIRPTA tax does not apply to the disposition of stock in a REIT if the REIT is “domestically controlled.” A REIT is “domestically controlled” if less than 50% of the REIT’s stock, by value, has been owned directly or indirectly by persons who are not qualifying U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT’s existence. We cannot assure you that we will qualify as a “domestically controlled” REIT. If we were to fail to so qualify, any gain realized by foreign investors on a sale of our shares would be subject to FIRPTA tax, unless our shares were traded on an established securities market and the foreign investor did not at any time during a specified testing period directly or indirectly own more than 10% of the value of our outstanding common stock. See the section entitled “Federal Income Tax Considerations—Taxation of Non-U.S. Stockholders—Sales of Shares” in this prospectus.

A foreign investor also may be subject to FIRPTA tax upon the payment of any capital gain dividend by us, which dividend is attributable to gain from sales or exchanges of U.S. real property interests. See the section entitled “Federal Income Tax Considerations—Taxation of Non-U.S. Stockholders” in this prospectus. We encourage you to consult your own tax advisor to determine the tax consequences applicable to you if you are a foreign investor.

Tax Matters

The following information supersedes and replaces in its entirety the “Summary of Our Operating Partnership Agreement—Tax Matters” section on page 196 of the prospectus:

Pursuant to the operating partnership agreement, we will be the tax matters partner of the operating partnership (and the “partnership representative” for partnership tax years beginning after December 31, 2017), and as such, will have authority to make tax decisions under the Internal Revenue Code on behalf of the operating partnership. Tax income and loss generally will be allocated in a manner that reflects the entitlement of the general partner, limited partners and the special limited partner to receive distributions from the operating partnership. For a description of other tax consequences stemming from our investment in the operating partnership, see the section entitled “Federal Income Tax Considerations—Tax Aspects of Investments in Partnerships” in this prospectus.

Federal Income Tax Considerations

The following information supersedes and replaces in its entirety the “Federal Income Tax Considerations” section beginning on page 143 of the prospectus:

The following is a summary of material U.S. federal income tax considerations associated with ownership of our shares of common stock, as well as the applicable requirements under U.S. federal income tax laws to maintain REIT status, and the material U.S. federal income tax consequences of maintaining REIT status. This discussion is based upon the laws, regulations, and reported judicial and administrative rulings and decisions in effect as of the date of this prospectus, all of which are subject to change, retroactively or prospectively, and to possibly differing interpretations. This discussion does not purport to deal with the U.S. federal income and other tax consequences applicable to all investors in light of their particular investment or other circumstances, or to all categories of investors, some of whom may be subject to special rules (for example, insurance companies, tax-exempt organizations, entities treated as partnerships for U.S. federal income tax purposes and investors therein, trusts, financial institutions and broker-dealers).

The Internal Revenue Code provisions governing the federal income tax treatment of REITs are highly technical and complex, and this summary is qualified in its entirety by the express language of applicable Internal Revenue Code provisions and, the Treasury Regulations promulgated thereunder, as well as administrative and judicial interpretations thereof. Morris, Manning & Martin, LLP has acted as our tax counsel in connection with our election to be taxed as a REIT, and has rendered the opinion set forth below. However, opinions of counsel are not binding on the IRS or on the courts, and no assurance can be given that the conclusions reached by Morris, Manning & Martin, LLP would be sustained in court. Prospective investors are urged to consult their own tax advisors and financial planners in order to determine the U.S. federal, state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our shares, the tax treatment of a REIT and the effect of potential changes in the applicable tax laws.

Beginning with our taxable year ended December 31, 2014, we elected to be taxed as a REIT under the applicable provisions of the Internal Revenue Code and the regulations promulgated thereunder and receive the beneficial U.S. federal income tax treatment described below, and we intend to continue operating as a REIT so long as REIT status remains advantageous. However, we cannot assure you that we will meet the applicable requirements under U.S. federal income tax laws.

In brief, a corporation that invests primarily in real estate can, if it complies with the provisions in Sections 856 through 860 of the Internal Revenue Code, qualify as a REIT, if it so elects, and claim U.S. federal income tax deductions for the dividends it pays to its stockholders. Such a corporation generally is not taxed on its REIT taxable income to the extent such income is currently distributed to stockholders, thereby completely or substantially eliminating the “double taxation” to which a corporation and its stockholders are generally subject. However, as discussed in greater detail below, a corporation could be subject to U.S. federal income tax in some circumstances even if it qualifies as a REIT and would likely suffer adverse consequences, including reduced cash available for distribution to its stockholders, if it fails to qualify as a REIT.

Legal Counsel Opinion

Morris, Manning & Martin, LLP, our legal counsel, has reviewed this summary and is of the opinion that it fairly summarizes the federal income tax considerations addressed that are material to our stockholders. In connection with this registration statement, Morris, Manning & Martin, LLP has rendered an opinion to the effect that assuming that the actions described in this section are completed on a timely basis and we timely filed the requisite elections, that we will be organized in conformity with the requirements for qualification as a REIT effective beginning with our taxable year ending December 31, 2014, and our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT. This opinion has been filed as an exhibit to the registration statement of which this prospectus is a part, and is based and conditioned, in part, on various assumptions and representations as to factual matters and covenants made to Morris, Manning & Martin, LLP by us and our advisor. Our qualification as a REIT depends upon our ability to meet, through operation of the properties we acquire and our investment in other assets, the applicable requirements under U.S. federal income tax laws. When Morris, Manning & Martin, LLP rendered its opinion, we had not yet commenced material operations, and Morris, Manning & Martin, LLP has not reviewed any operating results for compliance with the applicable requirements under U.S. federal income tax laws. Therefore, we cannot assure you that our actual operating results allow us to satisfy the applicable requirements to qualify as a REIT under U.S. federal income tax laws in any taxable year. See the “Risk Factors—Federal Income Tax Risks” section of this prospectus.

General

We elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, effective beginning with our taxable year ending December 31, 2014. However, no assurance can be given that we will operate in a manner so as to remain qualified as a REIT. In addition, although REITs continue to receive substantially better tax treatment than entities taxed as corporations, it is possible that future legislation would cause a REIT to be a less advantageous form of organization tax status for companies that invest in the types of real estate assets we intend to, and it could become more advantageous for such companies to elect to be taxed for federal income tax purposes as a corporation. Pursuant to our charter, our board of directors will have the authority to make any tax elections on our behalf that, in its sole judgment, are in our best interest. This authority includes the ability to elect not to qualify as a REIT for federal income tax purposes or, after qualifying as a REIT, to revoke or otherwise terminate our status as a REIT. Our board of directors will have the authority under our charter to make these elections without the necessity of obtaining the approval of our stockholders. In addition, our board of directors will have the authority to waive any restrictions and limitations contained in our charter that are intended to preserve our status as a REIT during any period in which our board of directors determines not to pursue or preserve our status as a REIT or if our board of directors otherwise deems it in our best interest to so waive such restrictions. Our board of directors has fiduciary duties to us and to all investors and could only cause such changes in our tax treatment if it determines in good faith that such changes are in the best interests of our stockholders.

If we maintain our qualification for taxation as a REIT, we generally will not be subject to federal corporate income taxes on that portion of our ordinary income or capital gain that we distribute currently to our stockholders, because the REIT provisions of the Internal Revenue Code generally allow a REIT to deduct distributions paid to its stockholders. This substantially eliminates the federal “double taxation” on earnings (taxation at both the corporate level and stockholder level) that usually results from an investment in a corporation.

Taxation of a REIT

The term “REIT taxable income” means the taxable income that is the same as that computed for a corporation that is not a REIT, with the following adjustments:

•	without the deductions allowed by Internal Revenue Code Sections 241 through 247, and 249 (relating generally to the deduction for dividends received);

•	excluding amounts equal to:

•	the net income from foreclosure property; and

•	the net income derived from prohibited transactions;

•	deducting amounts equal to:

•	the tax imposed by Code Section 856(c)(7)(C) upon a failure to meet the quarterly asset tests, the tax imposed by Code Section 856(g)(5) for otherwise avoiding REIT disqualification, and the tax imposed by Code Section 857(b)(7) on redetermined rents, redetermined deductions, excess interest, and redetermined service income; the tax imposed by Internal Revenue Code Section 857(b)(5) upon a failure to meet the 95% and/or the 75% gross income tests;

•	the deduction for dividends paid, computed without regard to the amount of the net income from foreclosure property that is excluded from REIT taxable income; and

•	without regard to any change of annual accounting period pursuant to Section 443(b) of the Internal Revenue Code.

In any year in which we qualify as a REIT and have a valid election in place, we will claim deductions for the dividends we pay to our stockholders, and therefore will not be subject to U.S. federal income tax on that portion of our taxable income or capital gain that is distributed to our stockholders. It is our intent to distribute at least 90% of our REIT taxable income determined without regard to the deduction for dividends paid and excluding net capital gain, as described above.

Provided that we qualify as a REIT, we will generally be entitled to a deduction for dividends that we pay and, therefore, we can eliminate or substantially reduce our U.S. federal income tax liability by maintaining our REIT status and paying sufficient dividends. Net operating losses, foreign tax credits and other tax attributes of a REIT generally do not pass through to the stockholders of a REIT, subject to special rules for certain items, such as capital gains, recognized by REITs. Nevertheless, we will be subject to U.S. federal tax on in the following circumstances:

•	We will be taxed at normal corporate rates on any taxable income, including net capital gain, not distributed.

•	If we fail to satisfy either the 95% Gross Income Test or the 75% Gross Income Test (each of which is described below), yet we maintain our REIT status, we could be subject to a 100% penalty tax which would be imposed by reference to the amount by which we failed the 75% or 95% Gross Income Test (whichever amount is greater) multiplied by a fraction intended to reflect our profitability.

•	We will be subject to an excise tax if we fail to currently distribute sufficient income. In order to make the “required distribution” with respect to a calendar year, we must distribute the sum of (i) 85% of our REIT ordinary income for the calendar year, (ii) 95% of our REIT capital gain net income for the calendar year, and (iii) 100% of our undistributed income from prior years. Any excise tax liability would be equal to 4% of the difference between the amount required to be distributed under this formula and the sum of (a) the amounts actually distributed (taking into account excess distributions from prior years), plus (b) retained amounts on which federal income tax is paid at the corporate level.

•	We may be subject to the corporate “alternative minimum tax” on our items of tax preference, including any deductions of net operating losses.

•	If we derive “excess inclusion income” from an interest in certain mortgage loan securitization structures (i.e., a “taxable mortgage pool” or a residual interest in a real estate mortgage investment conduit, or REMIC), we could be subject to corporate level U.S. federal income tax at a 35% rate to the extent that such income is allocable to specified types of tax-exempt stockholders known as “disqualified organizations” that are not subject to unrelated business income tax. See the section entitled “—Other Issues With Respect to Taxation of a REIT—Excess Inclusion Income” below.

•	If we have net income from prohibited transactions such income would be subject to a 100% tax. See the section entitled “—Other Issues With Respect to Taxation of a REIT—Prohibited Transactions” below.

•	We will be subject to U.S. federal income tax at the highest corporate rate on any non-qualifying income from foreclosure property. “Foreclosure property” is real property and any personal property incident to such real property (1) that is acquired by a REIT as the result of the REIT having bid on the property at foreclosure, after there was a default (or default was imminent) on a lease of the property or on a mortgage loan held by the REIT and secured by the property, (2) the related loan or lease of which was acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes a proper election to treat the property as foreclosure property.

•	If we should fail to satisfy any of the asset test requirements (which are described in detail below) for a quarter by more than a de minimis amount, and our failure is due to reasonable cause and not willful neglect, we will maintain our REIT status if we, among other things, pay a penalty tax. See the section entitled “—REIT Qualification Tests—25% Asset Test” below.

•

If we acquire any asset from a corporation that is subject to full corporate-level U.S. federal income tax in a transaction in which our basis in the asset is determined by reference to the selling corporation’s basis in the asset, and we recognize gain on the disposition of such an asset during the 5-year period beginning on the date we acquired such asset, then the excess of the fair market value as of the beginning of the applicable recognition period over our adjusted basis in such asset at the beginning of such recognition period will be subject to U.S. federal income tax at the highest regular corporate U.S. federal income tax rate. The results described in this paragraph assume that the non-REIT corporation will not elect, in lieu of this treatment, to be subject to an immediate tax when the asset is acquired by us.

•	A 100% tax may be imposed on transactions between us and a taxable REIT subsidiary that do not reflect arm’s-length terms.

•	The earnings of our subsidiaries, including any subsidiary we may elect to treat as a taxable REIT subsidiary, are generally subject to U.S. federal corporate income tax to the extent that such subsidiaries are subchapter C corporations.

•	If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a gross income or asset test requirement as discussed above) and the violation is due to reasonable cause and not willful neglect, we may retain our REIT qualification, but we will be required to pay a penalty of $50,000 for each such failure.

•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our stockholders, as described below in “—REIT Qualification Tests—Share Ownership Tests.”

•	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the stockholder’s basis in our shares.

In addition, we and our subsidiaries may be subject to a variety of taxes, including state and local and foreign income, property and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

REIT Qualification Tests

The Internal Revenue Code defines a REIT as a corporation, trust or association:

•	that is managed by one or more trustees or directors;

•	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

•	that would be taxable as a domestic corporation but for its status as a REIT;

•	that is neither a financial institution nor an insurance company;

•	that meets the gross income, asset and annual distribution requirements;

•	the beneficial ownership of which is held by 100 or more persons on at least 335 days in each full taxable year, proportionately adjusted for a partial taxable year;

•	generally in which, at any time during the last half of each taxable year, no more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer individuals or specified entities; and

•	that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked.

The first five conditions must be met during each taxable year for which REIT status is sought, while the sixth and seventh conditions do not have to be met until after the first taxable year for which a REIT election is made. In addition, a real estate investment trust generally may not elect to become a REIT unless its taxable year is the calendar year. We satisfy this requirement.

With respect to the operating partnership, a partnership is not subject to U.S. federal income tax, and instead allocates its tax attributes to its partners. The partners are subject to U.S. federal income tax on their allocable share of the income and gain, without regard to whether they receive distributions from the partnership. Each partner’s share of a partnership’s tax attributes is determined in accordance with the partnership agreement. For purposes of the Asset and Gross Income Tests, we will be deemed to own a proportionate share (based on our capital interest) of the assets of the operating partnership and we will be allocated a proportionate share of each item of gross income of the operating partnership. The same holds true with respect to any joint ventures into which we or the operating partnership may enter where such joint ventures are treated as partnerships for tax purposes.

In satisfying the tests described above, we must meet, among others, the following requirements:

Share Ownership Tests.

The common stock and any other stock we issue must be held by a minimum of 100 persons (determined without attribution to the owners of any entity owning our stock) for at least 335 days in each full taxable year, proportionately adjusted for partial taxable years. In addition, at all times during the second half of each taxable year, no more than 50% in value of our stock may be owned, directly or indirectly, by five or fewer individuals (determined with attribution to the owners of any entity owning our stock) as specifically defined for this purpose —i.e., the “closely held test.” However, these two requirements do not apply until after the first taxable year an entity elects REIT status. In addition, for purposes of the closely held test, a supplemental unemployment compensation benefit plan, a private foundation, or a trust or portion of a trust permanently set aside or used exclusively for charitable purposes is deemed an “individual.”

Our charter contains certain provisions intended to enable us to meet these requirements. First, it contains provisions restricting the transfer of our stock which would result in any person or entity actually, constructively or beneficially acquiring or owning more than 9.8% in value of the aggregate of our outstanding stock or more than 9.8% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock, unless exempted, prospectively or retroactively, by our board of directors, as well as in certain other circumstances. See the section entitled “Description of Securities—Restrictions on Ownership and Transfer” in this prospectus. Additionally, the distribution reinvestment plan contains provisions that prevent it from causing a violation of these tests. Our charter contains provisions requiring each holder of our shares to disclose, upon demand, constructive or beneficial ownership of shares as deemed necessary to comply with the requirements of the Internal Revenue Code. See “—REIT Qualification Tests—Recordkeeping Requirements.”

Asset Tests.

At the close of each calendar quarter of the taxable year, we must satisfy two tests based on the composition of our assets. After initially meeting the Asset Tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the Asset Tests at the end of a later quarter solely due to changes in value of our assets. In addition, if the failure to satisfy the Asset Tests results from an acquisition during a quarter, the failure can be cured by disposing of non-qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with these tests and intend to act within 30 days after the close of any quarter as may be required to cure any noncompliance.

75% Asset Test.

At least 75% of the value of our assets must be represented by “real estate assets,” cash, cash items (including receivables) and Government securities. Real estate assets include (i) real property (including interests in real property, such as land, buildings, and leasehold interests in real property, and interests in mortgages on real property or on interests in real property); (ii) shares in other qualifying REITs; (iii) debt instruments issued by publicly offered REITs; and (iv) any property (not otherwise a real estate asset) attributable to the temporary investment of “new capital” in stock or a debt instrument, but only for the one-year period beginning on the date we received the new capital. Property will qualify as being attributable to the temporary investment of new capital if we receive the money used to purchase the stock or debt instrument in exchange for our stock (other than amounts received pursuant to our distribution reinvestment plan) or in a public offering of debt obligations that have a maturity of at least five years.

Additionally, regular and residual interests in a REMIC are considered real estate assets. However, if less than 95% of the assets of a REMIC are real estate assets, we will be treated as holding and earning a proportionate share of the assets and income of the REMIC directly. If we hold a “residual interest” in a REMIC from which we derive “excess inclusion income,” we will be required to either distribute the excess inclusion income or pay tax on it (or a combination of the two), even though we may not receive the income in cash. Excess inclusion income is “phantom” or “non-cash” income. It is any taxable income beyond that which the residual interest-holder would have recognized had the residual interest been a conventional debt instrument bearing interest at 120% of the applicable federal rate. See the section entitled “—Other Issues With Respect to Taxation of a REIT—Excess Inclusion Income” below.

We anticipate that substantially all of our gross income will be from sources that will allow us to satisfy the income tests described below. Further, our purchase contracts for such real properties will apportion no more than 5% of the purchase price of any property to property other than “real property,” as defined in the Internal Revenue Code. However, there can be no assurance that the IRS will not contest such purchase price allocation. If the IRS were to prevail, resulting in more than 15% of the purchase price of property being allocated to other than “real property,” then the portion of the rents we receive associated with other than real property will be deemed non-qualifying income for purposes of the gross income tests (discussed below). Additionally, depending on the aggregate magnitude of the assets that do not qualify as “real property,” we may be unable to continue to qualify as a REIT under the 75% Asset Test, and also may be subject to additional taxes, as described below. In addition, we intend to invest funds not used to acquire properties in cash sources, “new capital” investments or other liquid investments which allow us to continue to qualify under the 75% Asset Test. Therefore, we believe our investment in real properties will constitute “real estate assets” and should allow us to meet the 75% Asset Test.

25% Asset Test.

The remaining 25% of our assets may generally be invested without restriction. However, if we invest in any securities that do not qualify under the 75% Asset Test, such securities may not exceed either: (i) in the case of any single issuer, 5% of the value of our assets; or (ii) 10% of the outstanding securities by vote or value of any one issuer. A partnership interest held by a REIT is not considered a “security” for purposes of these tests; instead, the REIT is treated as owning directly its proportionate share of the partnership’s assets. This rule includes partnership interests owned by partnerships (or tiers of partnerships). In addition, not more than 25% of our assets may consist of debt instruments issued by publicly offered REITs that qualify as “real estate assets” only because of the express inclusion of “debt instruments issued by publicly offered REITs” in the definition.

Two modifications apply to the 25% Asset Test for qualified REIT subsidiaries or taxable REIT subsidiaries. The stock of a qualified REIT subsidiary is not counted for purposes of the 25% Asset Test. A qualified REIT subsidiary is a corporation that is wholly owned by a REIT, and all its assets, liabilities and tax attributes are treated as belonging to the REIT. A qualified REIT subsidiary is not subject to U.S. federal income tax, but may be subject to state or local tax. Although we expect to hold all of our investments through the operating partnership, we also may hold investments separately, through qualified REIT subsidiaries. A qualified REIT subsidiary must be wholly owned by a REIT. Thus, any such subsidiary utilized by us would have to be owned by us, or another qualified REIT subsidiary, and could not be owned by the operating partnership.

Additionally, a REIT may own the stock of a taxable REIT subsidiary which is a corporation (other than another REIT) that is owned in whole or in part and directly or indirectly by a REIT, and joins in an election with the REIT to be classified as a taxable REIT subsidiary. A corporation that is 35% owned by a taxable REIT subsidiary also will be treated as a taxable REIT subsidiary. A taxable REIT subsidiary may not be a qualified REIT subsidiary, and vice versa.

As described below regarding the 75% Gross Income Test, a taxable REIT subsidiary is utilized in much the same way an independent contractor is used to provide types of services without causing the REIT to receive or accrue some types of non-qualifying income. For purposes of the 25% Asset Test, securities of a taxable REIT subsidiary are excepted from the 10% vote and value and 5% value limitations on a REIT’s ownership of securities of a single issuer. However, no more than 25% of the value of total assets of a REIT may be represented by securities of one or more taxable REIT subsidiaries. For taxable years beginning after December 31, 2017, the rule will change such that no more than 20% of the value of total assets of a REIT may be represented by securities of one or more taxable REIT subsidiaries.

In addition to using independent contractors to provide services in connection with the operation of our properties, we also may use taxable REIT subsidiaries to carry out these functions. We may form a subsidiary and jointly make the election that would cause such subsidiary to be treated as a taxable REIT subsidiary in order to facilitate our acquisition of qualified health care properties in the future. However, a taxable REIT subsidiary may not directly or indirectly operate or manage any health care facilities or lodging facilities or provide rights to any brand name under which any health care facility or lodging facility is operated.

A REIT is able to cure certain asset test violations. As noted above, a REIT cannot own securities of any one issuer representing more than 5% of the total value of REIT assets or more than 10% of the outstanding securities, by vote or value, of any one issuer. However, a REIT would not lose its REIT status for failing to satisfy these 5% or 10% asset tests in a quarter if the failure is due to the ownership of assets the total value of which does not exceed the lesser of (i) 1% of the total value of the REIT’s assets at the end of the quarter for which the measurement is done, or (ii) $10 million; provided in either case that the REIT either disposes of the assets within six months after the last day of the quarter in which the REIT identifies the failure (or such other time period prescribed by the Treasury), or otherwise meets the requirements of those rules by the end of that period.

If a REIT fails to meet any of the asset test requirements for a quarter other than a de minimis failure described above, then the REIT still would be deemed to have satisfied the requirements if (i) following the REIT’s identification of the failure, the REIT files a schedule with a description of each asset that caused the failure, in accordance with regulations prescribed by the Treasury; (ii) the failure was due to reasonable cause and not to willful neglect; (iii) the REIT disposes of the assets within six months after the last day of the quarter in which the identification occurred or such other time period as is prescribed by the Treasury (or the requirements of the rules are otherwise met within that period); and (iv) the REIT pays a tax on the failure equal to the greater of (1) $50,000, or (2) an amount determined (under regulations) by multiplying (x) the highest rate of tax for corporations under section 11 of the Internal Revenue Code, by (y) the net income generated by the assets for the period beginning on the first date of the failure and ending on the date the REIT has disposed of the assets (or otherwise satisfies the requirements).

Gross Income Tests.

For each calendar year, we must satisfy two separate tests based on the composition of our gross income, as defined under our method of accounting.

The 75% Gross Income Test.

At least 75% of our gross income for the taxable year (excluding gross income from prohibited transactions and certain hedging and foreign currency transactions) must result from (i) rents from real property, (ii) interest on obligations secured by mortgages on real property or on interests in real property, (iii) gains from the sale or other disposition of real property (including interests in real property and interests in mortgages on real property or on interests in real property) other than property held primarily for sale to customers in the ordinary course of our trade or business or a nonqualified publicly offered REIT debt instrument, (iv) dividends from other qualifying REITs and gain (other than gain from prohibited transactions) from the sale of shares of other qualifying REITs, (v) other specified investments relating to real property or mortgages thereon, and (vi) for a limited time, temporary investment income (as described under the 75% Asset Test above). We intend to invest funds not otherwise invested in real properties in cash sources or other liquid investments which will allow us to qualify under the 75% Gross Income Test.

Income attributable to a lease of real property will generally qualify as “rents from real property” under the 75% Gross Income Test (and the 95% Gross Income Test described below), subject to the rules discussed below:

Rent from a particular tenant will not qualify if we, or an owner of 10% or more of our stock, directly or indirectly, own 10% or more of the voting stock or the total number of shares of all classes of stock in, or 10% or more of the assets or net profits of, the tenant (subject to certain exceptions). However, we expect that amounts received from taxable REIT subsidiaries we may form to facilitate our acquisition of qualified healthcare facilities will satisfy the conditions of the exception for rents received from a taxable REIT subsidiary with the result that such amounts will be considered rents from real property.

The portion of rent attributable to personal property rented in connection with real property will not qualify, unless the portion attributable to personal property is 15% or less of the total rent received under, or in connection with, the lease. If the portion of rents attributable to personal property exceeds 15% of the total rents, then the portion of the rents we receive associated with the personal property will be deemed non-qualifying income for purposes of the 75% Gross Income Test and 95% Gross Income Test (the latter discussed below).

Generally, rent will not qualify if it is based in whole, or in part, on the income or profits of any person from the underlying property. However, rent will not fail to qualify if it is based on a fixed percentage (or designated varying percentages) of receipts or sales, including amounts above a base amount so long as the base amount is fixed at the time the lease is entered into, the provisions are in accordance with normal business practice and the arrangement is not an indirect method for basing rent on income or profits. In addition, rents based on the income or profits of a tenant (and interest based on the income or profits of a borrower), where the tenant (borrower) derives substantially all of its income from the underlying real property by leasing substantially all of its interest in the property will also qualify as “rents from real property,” but only to the extent that the amounts received by the tenant (borrower) would be qualifying “rents from real property” if received directly by a REIT.

Rental income will not qualify if we furnish or render services to tenants or manage or operate the underlying property, other than through a permissible “independent contractor” from whom we derive no revenue, or through a taxable REIT subsidiary. This requirement, however, does not apply to the extent that the services, management or operations we provide are “usually or customarily rendered” in connection with the rental of space, and are not otherwise considered “rendered to the occupant.” With respect to this rule, tenants will receive some services in connection with their leases of the real properties. Our intention is that the services to be provided are those usually or customarily rendered in connection with the rental of space, and therefore, providing these services will not cause the rents received with respect to the properties to fail to qualify as rents from real property for purposes of the 75% Gross Income Test (and the 95% Gross Income Test described below). Our board of directors intends to hire qualifying independent contractors or to utilize taxable REIT subsidiaries to render services which it believes, after consultation with our tax advisors, are not usually or customarily rendered in connection with the rental of space.

In addition, we have represented that, with respect to our leasing activities, we will not (1) charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above), (2) charge rent that will be attributable to personal property in an amount greater than 15% of the total rent received under the applicable lease, or (3) enter into any lease with a related party tenant.

Amounts received as rent from a taxable REIT subsidiary are not excluded from rents from real property by reason of the related party rules described above, if the activities of the taxable REIT subsidiary and the nature of the properties it leases meet certain requirements. Generally, amounts received by us from a taxable REIT subsidiary with respect to any qualified health care properties we own will be considered rents from real property only if each qualified health care property is not managed or operated by us or the taxable REIT subsidiary to which it is leased, but rather must be managed or operated by an eligible independent contractor that qualifies for U.S. federal tax purposes as an independent contractor that is actively engaged in the trade or business of operating qualified health care properties for persons not related to us or the taxable REIT subsidiary. The test for such independent contractor’s eligibility is made at the time the independent contractor enters into a management agreement or other similar service contract with the taxable REIT subsidiary to operate the qualified health care property.

We expect that any qualified health care properties that we lease to a taxable REIT subsidiary will be operated in accordance with these requirements with the result that amounts received from the taxable REIT subsidiary will be considered rents from real property. The taxable REIT subsidiary will pay regular corporate rates on any income it earns from the operation of our qualified health care properties. In addition, the taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a taxable REIT subsidiary and its parent REIT or the REIT’s tenants whose terms are not on an arm’s-length basis.

It is possible that we will be paid interest on loans secured by real property. All interest income qualifies under the 95% Gross Income Test, and interest on loans secured by real property qualifies under the 75% Gross Income Test, provided, in both cases, that the interest does not depend, in whole or in part, on the income or profits of any person (other than amounts based on a fixed percentage of receipts or sales). If a loan is secured by both real property and other property, all the interest on it will nevertheless qualify under the 75% Gross Income Test if the amount of the loan during the year does not exceed the fair market value of the real property at the time of the loan commitment. We intend for all of our loans secured by real property to be structured this way. Therefore, income generated through any investments in loans secured by real property will be treated as qualifying income under the 75% Gross Income Test.

The 95% Gross Income Test.

In addition to deriving 75% of our gross income from the sources listed above, at least 95% of our gross income (excluding gross income from prohibited transactions and certain hedging and foreign currency transactions) for the taxable year must be derived from a combination of either sources which satisfy the 75% Gross Income Test or sources of income not associated with real property that is either (i) dividends, (ii) interest, or (iii) gain from the sale or disposition of stock or other securities that are not assets held primarily for sale to customers in the ordinary course of our trade or business. It is important to note that dividends and interest on obligations not collateralized by an interest in real property qualify under the 95% Gross Income Test, but not under the 75% Gross Income Test. We intend to invest funds not otherwise invested in properties in cash sources or other liquid investments that will qualify under the 95% Gross Income Test.

Our share of income from the properties will primarily give rise to rental income and gains on sales of the properties, substantially all of which will generally qualify under the 75% Gross Income and 95% Gross Income Tests. Our anticipated operations indicate that it is likely that we will have little or no non-qualifying income to cause adverse U.S. federal income tax consequences.

As described above, we may establish one or more taxable REIT subsidiaries with whom we could enter into leases for any properties we may invest in. The gross income generated by these taxable REIT subsidiaries would not be included in our gross income. However, we would realize gross income from these subsidiaries in the form of rents. In addition, any dividends from taxable REIT subsidiaries to us would be included in our gross income and qualify for the 95% Gross Income Test (but not the 75% Gross Income Test).

Treatment of Certain Interest for Purposes of the Gross Income Tests.

Interest on debt secured by a lien on real property or on interests in real property is generally qualifying income for purposes of the 75% Gross Income Test. However, to the extent the loan covers both real property and other property, if the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date the REIT agreed to originate or acquire the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% Gross Income Test, but will be qualifying income for purposes of the 95% Gross Income Test. The portion of the interest income that will not be qualifying income for purposes of the 75% Gross Income Test will be equal to the portion of the principal amount of the loan that is not secured by real property (i.e., the amount by which the loan exceeds the value of the real estate that is security for the loan).

Interest, including original issue discount or market discount, that we accrue on our real estate-related investments generally will be qualifying income for purposes of both gross income tests. However, investments not be secured by liens on real property or interests in real property will be qualifying income for purposes of the 95% Gross Income Test but not the 75% Gross Income Test.

If a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.

Failure to Satisfy the Gross Income Tests.

If we fail to satisfy either the 75% Gross Income or 95% Gross Income Tests for any taxable year, we may retain our status as a REIT for such year if we satisfy the IRS that: (i) the failure was due to reasonable cause and not due to willful neglect and (ii) we attach to our return a schedule describing the nature and amount of each item of our gross income. We cannot predict, however, whether in all circumstances we would qualify for the benefit of these relief provisions. In addition, as discussed above under “—Taxation of a REIT,” if this relief provision is available, we would remain subject to tax equal to the greater of the amount by which we failed the 75% Gross Income Test or the 95% Gross Income Test, as applicable, multiplied by the ratio that REIT taxable income determined without regard to the deduction for dividends paid bears to gross income for the taxable year, computed with certain adjustments. The effect of multiplying gross income by this ratio is the allocation of deductions between qualifying and nonqualifying income. The tax, therefore, is 100% of the amount by which the REIT failed either the 75% Gross Income Test or the 95% Gross Income Test, as reduced by deductions allocable to such income.

Annual Distribution Requirements.

In addition to the other tests described above, we are required to distribute dividends (other than capital gain dividends) to our stockholders each year in an amount at least equal to the excess of:

(i)	the sum of:

(a)	90% of our REIT taxable income (determined without regard to the deduction for dividends paid and by excluding any net capital gain); and

(b)	90% of the net income (after tax) from foreclosure property; less

(ii)	the sum of some types of items of non-cash income.

Whether sufficient amounts have been distributed is based on amounts paid in the taxable year to which they relate, or in the following taxable year if we: (1) declared a dividend before the due date of our tax return (including extensions); (2) distribute the dividend within the 12-month period following the close of the taxable year (and not later than the date of the first regular dividend payment made after such declaration); and (3) file an election with our tax return. Additionally, dividends that we declare in October, November or December in a given year payable to stockholders of record in any such month will be treated as having been paid on December 31st of that year so long as the dividends are actually paid during January of the following year.

Distribution of 90% of REIT taxable income, as adjusted, is a requirement to maintain our REIT status. Additionally, we will be subject to an excise tax if we fail to make the “required distribution” with respect to a calendar year, i.e., to distribute the sum of (1) 85% of our REIT ordinary income for the calendar year, (2) 95% of our REIT capital gain net income for the calendar year, and (3) 100% of our undistributed income from prior years. Any excise tax liability would be equal to 4% of the excess of the amount required to be distributed under this formula over the sum of (a) the amounts actually distributed (taking into account excess distributions from prior years), plus (b) retained amounts on which federal income tax is paid at the corporate level. In addition to the excise tax, we will be subject to U.S. federal income tax at normal corporate rates on taxable income or capital gain not distributed. If we fail to meet the annual distribution requirements as a result of an adjustment to our U.S. federal income tax return by the IRS, or under certain other circumstances, we may cure the failure by paying a “deficiency dividend” (plus interest to the IRS) within a specified period.

We intend to pay sufficient dividends each year to satisfy annual distribution requirements, avoid excise taxes and minimize federal income taxes on our earnings. It may not always be possible, however, to do so. It is possible that we may not have sufficient cash or other liquid assets to meet the annual distribution requirements due to tax accounting rules and other timing differences. We will closely monitor the relationship between our REIT taxable income and cash flow, and if necessary to comply with the annual distribution requirements, will borrow funds, if possible, to fully provide the necessary cash flow.

Recordkeeping Requirements.

To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares. To do so, the Treasury Regulations require that we demand written statements each year from the record holders of specified percentages of our shares (such percentages depending upon the total number of record holders) pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our distributions in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by Treasury Regulations to submit a statement with your tax return disclosing your actual ownership of our shares and other information.

Other Issues With Respect to Taxation of a REIT

Characterization of Property Leases.

We may purchase either new or existing properties and lease them to tenants. Our ability to claim certain tax benefits associated with ownership of these properties, such as depreciation, would depend on a determination that the lease transactions are “true leases,” under which we would be the owner of the leased property for U.S. federal income tax purposes, rather than a conditional sale of the property or a financing or loan transaction. The Internal Revenue Service may take the position, particularly with respect to a sale-leaseback transaction, that a lease is not a true lease for U.S. federal income tax purposes. The recharacterization of one or more of our leases as a conditional sale, financing, or loan transaction may have adverse consequences to us, such as the denial of depreciation deductions or a revaluing of the aggregate value of our assets invested in real estate. Such recharacterizations might cause us to fail to satisfy the Asset Tests or the Gross Income Tests and, consequently, we might fail to qualify as a

REIT effective with the year of recharacterization. We do not expect to request an opinion of counsel concerning the status of any leases of properties as true leases for U.S. federal income tax purposes.

Prohibited Transactions.

As discussed above, we will be subject to a 100% U.S. federal income tax on any net income derived from “prohibited transactions.” Net income derived from prohibited transactions arises from the sale or exchange of property held primarily for sale to customers in the ordinary course of our business which is not foreclosure property. There is an exception to this rule for the sale of property that:

•	is a real estate asset under the 75% Asset Test;

•	has been held for at least two years;

•	has aggregate expenditures made during the two years prior to the date of sale which are includable in the basis of the property not in excess of 30% of the net selling price;

•	in some cases, was held for production of rental income for at least two years;

•	in some cases, substantially all of the marketing and development expenditures were made through an independent contractor from whom the REIT does not derive any income; and

•	when combined with other sales in the year, either (i) does not cause the REIT to have made more than seven sales of property during the taxable year, (ii) occurs in a year when the REIT disposes of less than 10% of its assets (measured by U.S. federal income tax basis or fair market value, and ignoring involuntary dispositions and sales of foreclosure property), or (iii) occurs in a year when the REIT disposes of less than 20% of its assets (measured by U.S. federal income tax basis or fair market value, and ignoring involuntary dispositions and sales of foreclosure property) and the percentage of assets sold in the three-year taxable period ending with the current taxable year (measured by U.S. federal income tax basis or fair market value) does not exceed 10%.

Although we expect we will eventually sell each of the properties, our primary intention in acquiring and operating the properties is the production of rental income, and we do not expect to hold any property primarily for sale to customers in the ordinary course of our business.

Excess Inclusion Income

Pursuant to IRS guidance, a REIT’s excess inclusion income, including any excess inclusion income from a residual interest in a REMIC, must be allocated among its stockholders in proportion to dividends paid. The REIT is required to notify stockholders of the amount of “excess inclusion income” allocated to them. A stockholder’s share of excess inclusion income:

•	cannot be offset by any net operating losses otherwise available to the stockholder,

•	is subject to tax as UBTI in the hands of most types of stockholders that are otherwise generally exempt from U.S. federal income tax, and

•	results in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction for any otherwise applicable income tax treaty or other exemption, to the extent allocable to most types of foreign stockholders.

See the section entitled “—U.S. Federal Income Taxation of Stockholders” below. To the extent that excess inclusion income is allocated to a tax-exempt stockholder of a REIT that is not subject to UBTI (such as a government entity or charitable remainder trust), the REIT may be subject to tax on this income at the highest applicable corporate tax rate (currently 35%). In that case, the REIT could reduce distributions to such stockholders by the amount of such tax paid by the REIT attributable to such stockholder’s ownership. The manner in which excess inclusion income is calculated, or would be allocated to stockholders, including allocations among shares of different classes of stock, is not clear under current law. As required by IRS guidance, we intend to make such determinations using a reasonable method. Tax-exempt investors, foreign investors and taxpayers with net operating losses should carefully consider the tax consequences described above, and are urged to consult their tax advisors.

Failure to Qualify as a REIT

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “—Gross Income Tests” and “—Asset Tests.” If the applicable relief provisions are not available or cannot be met, we will not be able to deduct our dividends and will be subject to U.S. federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates, thereby reducing cash available for distributions. In such event, all distributions to stockholders (to the extent of our current and accumulated earnings and profits) will be taxable as ordinary income. This “double taxation” would result from our failure to qualify as a REIT. Unless entitled to relief under specific statutory provisions, we will not be eligible to elect REIT status for the four taxable years following the year during which qualification was lost.

Tax Aspects of Investments in Partnerships

General.

We anticipate holding direct or indirect interests in one or more partnerships, including the operating partnership. We intend to operate as an UPREIT, which is a structure whereby we would own a direct interest in the operating partnership, and the operating partnership would, in turn, own the properties and may possibly own interests in other non-corporate entities that own properties. Such non-corporate entities would generally be organized as limited liability companies, partnerships or trusts and would either be disregarded for U.S. federal income tax purposes (if the operating partnership were the sole owner) or treated as partnerships for U.S. federal income tax purposes.

The following is a summary of the U.S. federal income tax consequences of our investment in the operating partnership. This discussion should also generally apply to any investment by us (including through the operating partnership) in a property partnership or other non-corporate entity.

Generally, for entities formed after January 1, 1997, an entity with two or more members formed as a partnership or limited liability company under state law will be taxed as a partnership for U.S. federal income tax purposes unless (1) it specifically elects to be taxed as a corporation or (2) it is a “publicly traded partnership.” A publicly-traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market, or the substantial equivalent thereof, and generally, is taxed as a corporation. A partnership that is not a publicly-traded partnership and has not elected to be taxed as a corporation is not subject to tax as an entity for U.S. federal income tax purposes. Rather, partners are allocated their proportionate share of the times of income, gain, loss, deduction and credit of the partnership, and potentially are subject to tax thereon, without regard to whether the partners received any distributions from the partnership. The partners are required to take into account their allocable share of the foregoing items for purposes of the various REIT gross income and asset tests, and in the computation of our REIT taxable income and U.S. federal income tax liability. Further, there can be no assurance that distributions from the operating partnership will be sufficient to pay the tax liabilities resulting from an investment in the operating partnership.

Because the operating partnership was formed as a partnership under state law after January 1, 1997, will have two or more partners and will not elect to be treated as an association taxable as a corporation, the operating partnership will be treated as a partnership for U.S. federal income tax purposes. We intend that interests in the operating partnership (and any partnership invested in by the operating partnership) will fall within one of the

“safe harbors” to avoid being classified as a publicly traded partnership. However, our ability to satisfy the requirements of some of these safe harbors depends on the results of our actual operations, and accordingly, no assurance can be given that any such partnership would not be treated as a publicly traded partnership. Even if a partnership qualifies as a publicly traded partnership, it generally will not be treated as a corporation if at least 90% of its gross income each taxable year is from certain sources.

If for any reason the operating partnership is taxable as a corporation for U.S. federal income tax purposes, the character of our assets and items of gross income would change, and as a result, we would most likely be unable to satisfy the applicable requirements under U.S. federal income tax laws discussed above. The taxation of any partnership invested in by the operating partnership as a corporation for U.S. federal income tax purposes will also alter the character of our assets and items of gross income and may also prevent us from satisfying the applicable requirements to be taxed as a REIT. In addition, any change in the status of any partnership may be treated as a taxable event, in which case we could incur a tax liability without a related cash distribution. Further, if any partnership was treated as a corporation, items of income, gain, loss, deduction and credit of such partnership would be subject to corporate income tax, and the partners of any such partnership would be treated as stockholders, with distributions to such partners being treated and subject to U.S. federal income tax as dividends.

Anti-abuse Treasury Regulations have been issued under the partnership provisions of the Internal Revenue Code that authorize the IRS, in some abusive transactions involving partnerships, to disregard the form of a transaction and recast it as it deems appropriate. The anti-abuse regulations apply where a partnership is utilized in connection with a transaction (or series of related transactions) with a principal purpose of substantially reducing the present value of the partners’ aggregate U.S. federal tax liability in a manner inconsistent with the intent of the partnership provisions. The anti-abuse regulations contain an example in which a REIT contributes the proceeds of a public offering to a partnership in exchange for a general partnership interest. The limited partners contribute real property assets to the partnership, subject to liabilities that exceed their respective aggregate bases in such property. The example concludes that the use of the partnership is not inconsistent with the intent of the partnership provisions, and thus, cannot be recast by the IRS. However, the anti-abuse regulations are extraordinarily broad in scope and are applied based on an analysis of all the facts and circumstances. We cannot assure you that the IRS will not attempt to apply the anti-abuse regulations to us. Any such action could potentially jeopardize our status as a REIT and materially affect the tax consequences and economic return resulting from an investment in us.

Income Taxation of the Partnerships and their Partners.

Although a partnership agreement will generally determine the allocation of a partnership’s income and losses among the partners, such allocations may be disregarded for U.S. federal income tax purposes if the allocations do not comply with Section 704(b) of the Internal Revenue Code and the Treasury Regulations thereunder. If any allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ economic interests in the partnership as determined by the Internal Revenue Service. We believe that the allocations of taxable income and loss in the operating partnership agreement comply with the requirements of Section 704(b) of the Internal Revenue Code and the associated Treasury Regulations.

For a description of allocations by the operating partnership to the partners, see the section entitled “Summary of Our Operating Partnership Agreement” in this prospectus.

In some cases, special allocations of net profits or net losses will be required to comply with the U.S. federal income tax principles governing partnership tax allocations.

Additionally, pursuant to Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to property contributed to the operating partnership in exchange for operating partnership ownership interests, or “shares,” must be allocated in a manner so that the contributing partner is charged with, or benefits from, the unrealized gain or loss attributable to the property at the time of contribution. The amount of such unrealized gain or loss is generally equal to the difference between the fair market value and the adjusted basis of the property at the time of contribution. These allocations are designed to eliminate book-tax differences by allocating to contributing partners lower amounts of depreciation deductions and increased taxable income and gain attributable to the contributed property than would ordinarily be the case for economic or book purposes. With respect to any property purchased by the operating partnership, such property will generally have an initial tax basis equal to its fair market value, and accordingly, Section 704(c) will not apply, except as described further below in this paragraph. The application of the principles of Section 704(c) in tiered partnership arrangements is not entirely clear. Accordingly, the IRS may assert a different allocation method than the one selected by the operating partnership to cure any book-tax differences. In certain circumstances, we create book-tax differences by adjusting the values of properties for economic or book purposes and generally the rules of Section 704(c) of the Internal Revenue Code would apply to such differences as well.

For U.S. federal income tax purposes, depreciation deductions generally will be computed using the straight-line method. Commercial buildings, structural components and improvements are generally depreciated over 40 years. Some improvements to land are depreciated over 15 years. With respect to such improvements, however, taxpayers may elect to depreciate these improvements over 20 years using the straight-line method. For properties transferred to the operating partnership, depreciation deductions are calculated based on the transferor’s basis and depreciation method. Because depreciation deductions are based on the transferor’s basis in the contributed property, the operating partnership generally would be entitled to less depreciation than if the properties were purchased in a taxable transaction. The burden of lower depreciation will generally fall first on the contributing partner, but also may reduce the depreciation allocated to other partners.

Gain on the sale or other disposition of depreciable property is characterized as ordinary income (rather than capital gain) to the extent of any depreciation recapture. Buildings and improvements depreciated under the straight-line method of depreciation are generally not subject to depreciation recapture unless the property was held for less than one year. However, individuals, trusts and estates that hold shares either directly or through a pass-through entity may be subject to tax on the disposition on such assets at a rate of 25% rather than at the normal capital gains rate, to the extent that such assets have been depreciated.

Some expenses incurred in the conduct of the operating partnership’s activities may not be deducted in the year they were paid. To the extent this occurs, the taxable income of the operating partnership may exceed its cash receipts for the year in which the expense is paid. As discussed above, the costs of acquiring properties must generally be recovered through depreciation deductions over a number of years. Prepaid interest and loan fees, acquisition fees, and prepaid management fees are other examples of expenses that may not be deducted in the year they were paid.

U.S. Federal Income Taxation of Stockholders

Taxation of Taxable U.S. Stockholders.

As long as we qualify as a REIT, distributions paid to our taxable U.S. Stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be ordinary income and will not be eligible for the dividends received deduction for corporations. For purposes of this discussion, a “U.S. Stockholder” is a person (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) that is, for U.S. federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under current Treasury Regulations to be treated as a U.S. person.

If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock.

Distributions in excess of current and accumulated earnings and profits will not be taxable to a U.S. Stockholder to the extent that they do not exceed the U.S. Stockholder’s adjusted tax basis in our stock that the U.S. Stockholder owns. Rather, such distributions will reduce the adjusted tax basis in the U.S. Stockholder’s shares of our stock. Assuming that the U.S. Stockholder’s shares of our stock are held as a capital asset, to the extent that such distributions exceed the U.S. Stockholder’s adjusted tax basis in such shares, a U.S. Stockholder must include such distributions in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less). Because our earnings and profits are reduced for depreciation and other non-cash items, it is possible that a portion of each distribution will constitute a non-taxable return of capital. Additionally, because distributions in excess of earnings and profits reduce the U.S. Stockholder’s basis in our stock, this will increase the U.S. Stockholder’s gain (or decrease the loss) on any subsequent sale of the stock.

Distributions that are designated as capital gain dividends will be taxed as long-term capital gains to the extent they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the U.S. Stockholder that receives such distribution has held its stock. The aggregate amount of dividends that can be designated by us as capital gain dividends or qualified dividends in a taxable year cannot exceed the dividends actually paid by us in such year (taking into account dividends treated as paid in such taxable year as described in the section entitled “—REIT Qualification Tests—Annual Distribution Requirements” above). We also have the right to elect to retain, rather than distribute, our net long-term capital gains and pay any tax thereon. In such instances, U.S. Stockholders would include their proportionate shares of such gains in income, receive a credit on their returns for their proportionate share of our tax payments, and increase the tax basis of their shares of stock by the after- tax amount of such gain. Long-term capital gains are generally taxable at maximum U.S. federal income tax rates of 20% in the case of U.S. Stockholders who are individuals, and 35% for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum U.S. federal income tax rate for individual U.S. Stockholders who are individuals, to the extent of previously claimed depreciation deductions. U.S. Stockholders that are corporations may be required to treat up to 20% of some capital gain dividends as ordinary income.

Dividend income is characterized as “portfolio” income under the passive activity loss rules and cannot be offset by a U.S. Stockholder’s current or suspended passive activity losses. Corporate Stockholders cannot claim the dividends received deduction for such dividends unless we lose our REIT status. Although U.S. Stockholders generally recognize taxable income in the year that a distribution is received, any distribution we declare in October, November or December of any year and is payable to a U.S. Stockholder of record on a specific date in any such month will be treated as both paid by us and received by the U.S. Stockholder on December 31st of the year it was declared even if paid by us during January of the following calendar year. Because we are not a pass-through entity for U.S. federal income tax purposes, U.S. Stockholders may not use any of our operating or capital losses to reduce their tax liabilities. In addition, we may elect to treat certain other distributions made after the close of the taxable year as having been paid during the taxable year, but U.S. Stockholders will be treated as having received these distributions in the taxable year in which they are actually made.

We have the ability to declare a large portion of a dividend in shares of our stock. As long as a portion of such dividend is paid in cash and certain requirements are met, the entire distribution will be treated as a dividend for U.S. federal income tax purposes. As a result, you will be taxed on 100% of the dividend in the same manner as a cash dividend, even though most of the dividend was paid in shares of our stock. In general, any dividend on shares of our stock will be taxable as a dividend, regardless of whether any portion is paid in stock.

With respect to U.S. Stockholders who are taxed at the rates applicable to individuals, we may elect to designate a portion of our distributions paid to such U.S. Stockholders as “qualified dividend income.” A portion of a distribution that is properly designated as qualified dividend income is taxable to non-corporate U.S. Stockholders at the same tax rates as long-term capital gain, provided that the U.S. Stockholder has held the shares with respect to which the distribution is made for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which such shares became ex-dividend with respect to the relevant distribution. The maximum amount of our distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

(a) the qualified dividend income received by us during such taxable year from non-REIT C corporations (including our taxable REIT subsidiary, if any, which is subject to U.S. federal income tax);

(b) the excess of any “undistributed” REIT taxable income recognized during the immediately preceding year over the U.S. federal income tax paid by us with respect to such undistributed taxable income; and

(c) the excess of any income recognized during the immediately preceding year attributable to the sale of a built-in-gain asset that was acquired in a carry-over basis transaction from a non-REIT C corporation over the U.S. federal income tax paid by us with respect to such built-in gain.

Moreover, the aggregate amount of dividends that can be designated by us as capital gain dividends or qualified dividends in a taxable year cannot exceed the dividends actually paid by us in such year (taking into account dividends treated as paid in such taxable year as described in the section entitled “—REIT Qualification Tests—Annual Distribution Requirements” above).

Generally, dividends that we receive will be treated as qualified dividend income for purposes of (a) above if the dividends are received from a domestic C corporation (other than a REIT or a regulated investment company), such as our TRS, if any, which is subject to U.S. federal income tax, or a “qualifying foreign corporation” and specified holding period requirements and other requirements are met. We do not expect to hold interests in any qualifying foreign corporations.

In general, the sale of our common stock held for more than 12 months will produce long-term capital gain or loss. All other sales will produce short-term gain or loss. In each case, the gain or loss is equal to the difference between the amount of cash and fair market value of any property received from the sale and the U.S. Stockholder’s adjusted tax basis in the common stock sold. However, any loss from a sale or exchange of common stock by a U.S. Stockholder who has held such stock for six months or less generally will be treated as a long-term capital loss, to the extent that the U.S. Stockholder treated our distributions as long-term capital gains. In general, a U.S. Stockholder’s adjusted tax basis will equal the U.S. Stockholder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. Stockholder (discussed above) less tax deemed paid on such gain and reduced by returns of capital. In general, under current law capital gains recognized by individuals and other non-corporate U.S. Stockholders upon the sale or disposition of shares will be subject to a maximum U.S. federal income tax rate of 20%, if our shares are held for more than 12 months, and will be taxed at ordinary income rates (of up to 39.6%) if our shares are held for 12 months or less. Gains recognized by U.S. Stockholders that are corporations are subject to U.S. federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for non-corporate holders) to a portion of the capital gain realized by a non-corporate holder on the sale of REIT shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.” Holders are urged to consult their tax advisors with respect to the taxation of capital gain income. Capital losses recognized by a U.S. Stockholder upon the disposition of our shares held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the U.S. Stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year).

We will report to our domestic stockholders and to the IRS the amount of dividends paid during each calendar year, and the amount (if any) of U.S. federal income tax we withhold. A U.S. Stockholder may be subject to backup withholding with respect to dividends paid unless such U.S. Stockholder: (i) is a corporation or comes within other exempt categories; or (ii) provides us with a taxpayer identification number, certifies as to no loss of exemption, and otherwise complies with applicable requirements. A U.S. Stockholder that does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding can be credited against the U.S. Stockholder’s U.S. federal income tax liability. In addition, we may be required to withhold a portion of distributions made to any U.S. Stockholders who fail to certify their non-foreign status to us. See the section entitled “—Taxation of Non-U.S. Stockholders” below.

Medicare Tax on Net Investment Income

The Reconciliation Act requires certain U.S. Stockholders who are individuals, estates or trusts to pay a 3.8% Medicare tax on, among other things, dividends on and capital gains from the sale or other disposition of stock, subject to certain exceptions. This additional tax applies broadly to essentially all dividends and all gains from dispositions of stock, including dividends from REITs and gains from disposition of REIT shares. The tax applies for taxable years beginning after December 31, 2012. You should consult your tax advisor regarding the effect, if any, of the Reconciliation Act on taxable income arising from ownership and disposition of our shares.

Cost Basis Reporting

The Energy Improvement and Extension Act of 2008, or the Energy Act, imposed new customer reporting requirements on certain financial intermediaries, such as broker-dealers. The Energy Act now requires every broker that is required to file an information return reporting the gross proceeds of a “covered security” with the IRS to include in the information return the stockholder’s adjusted basis in the security, and whether any gain or loss with respect to the security is short-term or long-term within the meaning of Internal Revenue Code Section 1222. Under Internal Revenue Code Section 6045(g)(3), a “covered security” includes any share of stock in a corporation that was acquired in an account on or after January 1, 2011. We have determined that shares of our common stock, including shares issued pursuant to our distribution reinvestment plan, are covered securities under the Act. Thus, stockholders who redeem, sell or otherwise liquidate shares of our common stock will receive an information return reporting the gross proceeds from the sale, the adjusted basis of the shares sold, and whether any gain or loss is short-term or long-term within the meaning of Internal Revenue Code Section 1222. We are required to furnish this statement to stockholders by February 15 of the year following the calendar year in which the covered securities were sold. This information also will be reported to the IRS.

When determining the adjusted basis of the shares sold, Internal Revenue Code Section 6045(g)(2)(B) requires us to use the first-in first-out method. When using the first-in first-out method, we are required to identify the shares sold in the order that they were acquired. However, as an alternative to the first-in first-out method, the stockholder may notify us of a preferred alternative by means of making an adequate identification of the shares to be liquidated prior to the liquidation event. Please see the section of this prospectus captioned “Share Repurchase Program” for additional information about our share repurchase program.

Taxation of Tax-Exempt Stockholders

Our distributions to a U.S. Stockholder that is a domestic tax-exempt entity generally should not constitute UBTI unless the U.S. Stockholder borrows funds (or otherwise incurs acquisition indebtedness within the meaning of the Internal Revenue Code) to acquire or to carry its common shares, the common shares are otherwise used in an unrelated trade or business of the tax-exempt entity, or we hold assets that give rise to “excess inclusion income” (See “—Other Issues With Respect to Taxation of a REIT—Excess Inclusion Income” above). As previously noted, we may engage in transactions that would result in a portion of our dividend income being considered “excess inclusion income,” and accordingly, a portion of our dividends received by a tax-exempt stockholder may be treated as UBTI.

Certain domestic tax-exempt entities, including social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal service plans (all of which are exempt from U.S. federal income taxation under Sections 501(c)(7), (9), (17) or (20) of the Internal Revenue Code), are subject to different UBTI rules. Those rules generally will require them to characterize distributions from us as UBTI.

Special rules apply to the ownership of REIT shares by some tax-exempt pension trusts. In certain circumstances, a pension trust (1) that is described in Section 401(a) of the Code, (2) that is tax exempt under Section 501(a) of the Code, and (3) that owns more than 10% of our shares could be required to treat a percentage of the dividends from us as UBTI if we are a “pension-held REIT.” We will not be a pension-held REIT unless (1) either (A) one pension trust owns more than 25% of the value of our shares, or (B) a group of pension trusts, each individually holding more than 10% of the value of our shares, collectively owns more than 50% of the value of our shares; and (2) we would not have satisfied the closely held test described above in “—REIT Qualification Tests—Share Ownership Tests” but for the fact that Section 856(h)(3) of the Code provides that shares owned by such trusts are treated as owned by the beneficiaries of such trusts. In the event we are treated as a pension-held REIT, the percentage of dividends treated as UBTI by the above-described tax-exempt pension trusts is our gross income (less direct expenses) derived from an unrelated trade or business (determined as if we were a tax-exempt pension trust) divided by our gross income from all sources (less direct expenses). If this percentage is less than 5%, however, none of the dividends will be treated as UBTI. Because of the restrictions that are imposed by our charter regarding the ownership concentration of our common stock, we believe that a tax-exempt pension trust should not become subject to these rules. However, because our common shares may become publicly traded, we can give no assurance of this.

Prospective tax-exempt purchasers should consult their own tax advisors as to the applicability of these rules and consequences to their particular circumstances.

Taxation of Non-U.S. Stockholders

General

The rules governing the U.S. federal income taxation of Non-U.S. Stockholders are complex, and as such, only a summary of such rules is provided in this prospectus. Non-U.S. investors should consult with their own tax advisors to determine the impact that U.S. federal, state and local income tax or similar laws will have on such investors as a result of an investment in our REIT. A “Non-U.S. Stockholder” means a person (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Stockholder. The discussion is based on current law and is for general information only. It addresses only selective aspects of U.S. federal income taxation.

Distributions—In General

Distributions paid by us that are not attributable to gain from our sales or exchanges of U.S. real property interests and not designated by us as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such dividends to Non-U.S. Stockholders ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the dividend unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the common shares is treated as effectively connected with the Non-U.S. Stockholder’s conduct of a U.S. trade or business, the Non-U.S. Stockholder generally will be subject to a tax at the graduated rates applicable to ordinary income, in the same manner as U.S. stockholders are taxed with respect to such dividends (and also may be subject to the 30% branch profits tax in the case of a stockholder that is a foreign corporation that is not entitled to any treaty exemption). Dividends in excess of our current and accumulated earnings and profits will not be taxable to a stockholder to the extent they do not exceed the adjusted basis of the stockholder’s shares. Instead, they will reduce the adjusted basis of such shares. To the extent that such dividends exceed the adjusted basis of a Non-U.S. Stockholder’s shares, they will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of his shares, as described in the “—Sales of Shares” portion of this Section below.

Distributions Attributable to Sale or Exchange of Real Property

Distributions that are attributable to gain from our sales or exchanges of U.S. real property interests will be taxed to a Non-U.S. Stockholder (other than qualified foreign pension funds, entities wholly owned by a qualified foreign pension fund, and certain foreign publicly traded entities) as if such gain were effectively connected with a U.S. trade or business. Non-U.S. Stockholders would thus be taxed at the normal capital gain rates applicable to U.S. stockholders, and would be subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Also, such dividends may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Stockholder not entitled to any treaty exemption.

United States Federal Income Tax Withholding on Distributions

For U.S. federal income tax withholding purposes, we will generally withhold tax at the rate of 30% on the amount of any distribution (other than distributions designated as capital gain dividends) made to a Non-U.S. Stockholder, unless the Non-U.S. Stockholder provides us with a properly completed IRS (i) Form W-8BEN evidencing that such Non-U.S. Stockholder is eligible for an exemption or reduced rate under an applicable income tax treaty (in which case we will withhold at the lower treaty rate) or (ii) Form W-8ECI claiming that the dividend is effectively connected with the Non-U.S. Stockholder’s conduct of a trade or business within the U.S. (in which case we will not withhold tax). We are also generally required to withhold tax at the rate of 35% on the portion of any dividend to a Non-U.S. Stockholder that is or could be designated by us as a capital gain dividend, to the extent attributable to gain on a sale or exchange of an interest in U.S. real property. Such withheld amounts of tax do not represent actual tax liabilities, but rather, represent payments in respect of those tax liabilities described in the preceding two paragraphs. Therefore, such withheld amounts are creditable by the Non-U.S. Stockholder against its actual U.S. federal income tax liabilities, including those described in the preceding two paragraphs. The Non-U.S. Stockholder would be entitled to a refund of any amounts withheld in excess of such Non-U.S. Stockholder’s actual U.S. federal income tax liabilities, provided that the Non-U.S. Stockholder files applicable returns or refund claims with the IRS.

Sales of Shares

Gain recognized by a Non-U.S. Stockholder upon a sale of shares generally will not be subject to U.S. federal income taxation, provided that: (i) such gain is not effectively connected with the conduct by such Non-U.S. Stockholder of a trade or business within the U.S.; (ii) the Non-U.S. Stockholder is not present in the U.S. for 183 days or more during the taxable year and certain other conditions apply; and (iii) our REIT is “domestically controlled,” which generally means that less than 50% in value of our shares continues to be held directly or indirectly by foreign persons during a continuous five year period ending on the date of disposition or, if shorter, during the entire period of our existence.

We cannot assure you that we will qualify as “domestically controlled.” If we were not domestically controlled, a Non-U.S. Stockholder’s sale of common shares would be subject to tax, unless the Non-U.S. Stockholder is a qualified foreign pension fund (or an entity wholly owned by a qualified foreign pension fund) or the common shares were regularly traded on an established securities market and the selling Non-U.S. Stockholder has not directly, or indirectly, owned during a specified testing period more than 10% in value of our common shares. However, it is not anticipated that the common shares will be “regularly traded” on an established market. If the gain on the sale of shares were to be subject to taxation, the Non-U.S. Stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain, and the purchaser of such common shares may be required to withhold 15% of the gross purchase price for sales occurring after February 13, 2016 (sales of shares occurring prior to such date are subject to a 10% withholding rate).

If the proceeds of a disposition of common stock are paid by or through a U.S. office of a broker-dealer, the payment is generally subject to information reporting and to backup withholding unless the disposing Non-U.S. Stockholder certifies as to its name, address and non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the U.S. through a foreign office of a foreign broker-dealer. Prospective foreign purchasers should consult their tax advisors concerning these rules.

Other Tax Considerations

Distribution Reinvestment Plan

Stockholders who participate in the distribution reinvestment plan will recognize dividend income, taxable to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), in the amount and as though they had received the cash rather than purchased shares through the distribution reinvestment plan, unless we have designated all or a portion of the dividend as a capital gain dividend. These deemed dividends will be treated as actual dividends and will retain the character and tax effects applicable to all dividends. To the extent you purchase shares through our distribution reinvestment plan at a discount to their fair market value, you will be treated for U.S. federal income tax purposes as receiving an additional distribution equal to the amount of the discount. Shares received under the distribution reinvestment plan will have a holding period, for tax purposes, beginning with the day after purchase, and a tax basis equal to their cost, which is the gross amount of the deemed distribution. See “—U.S. Federal Income Taxation of Stockholders” for a full discussion of the tax effects of distributions.

Share Repurchase Program

A repurchase of our shares will be treated under Section 302 of the Internal Revenue Code as a taxable dividend (to the extent of our current or accumulated earnings and profits), unless the repurchase satisfies certain tests set forth in Section 302(b) of the Internal Revenue Code enabling the repurchase to be treated as a sale or exchange of our shares. The repurchase will satisfy such test if it (i) is “substantially disproportionate” with respect to the stockholder, (ii) results in a “complete termination” of the stockholder’s stock interest in us, or (iii) is “not essentially equivalent to a dividend” with respect to the stockholder, all within the meaning of Section 302(b) of the Internal Revenue Code. In determining whether any of these tests have been met, shares considered to be owned by the stockholder by reason of certain constructive ownership rules set forth in the Internal Revenue Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Internal Revenue Code are satisfied with respect to any particular stockholder of our shares will depend upon the facts and circumstances existing at the time the determination is made, prospective investors are advised to consult their own tax advisors to determine such tax treatment. If a repurchase of our shares is treated as a distribution that is taxable as dividend, the amount of the distribution would be measured by the amount of cash and the fair market value of any property received by the stockholders. The stockholder’s adjusted tax basis in such repurchased shares would be transferred to the stockholder’s remaining stockholdings in us. If, however, the stockholder has no remaining stockholdings in us, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.

State and Local Taxes

We and you may be subject to state or local taxation in various jurisdictions, including those in which we transact business or reside. Our and your state and local tax treatment may not conform to the U.S. federal income tax consequences discussed above. Consequently, you should consult your own tax advisors regarding the effect of state and local tax laws on an investment in the common shares.

Recent Legislation Relating to Foreign Accounts

Recently enacted legislation and IRS guidance may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. Stockholders that own the shares through foreign accounts or foreign intermediaries and certain non-U.S. Stockholders. The legislation imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our shares paid to a foreign financial institution or to a foreign nonfinancial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to certain other account holders. The legislation applies to dividend payments made after June 30, 2014 and proceeds of the sale of our stock paid after December 31, 2016. Prospective investors should consult their tax advisors regarding this legislation.

Legislative Proposals

You should recognize that current U.S. federal income tax treatment may be modified by legislative, judicial or administrative actions at any time, which may be retroactive in effect. The rules dealing with U.S. federal income taxation are constantly under review by Congress, the IRS and the Treasury Department, and statutory changes as well as promulgation of new regulations, revisions to existing statutes, and revised interpretations of established concepts occur frequently. We are not currently aware of any pending legislation that would materially affect current taxation of us or our stockholders as described in this prospectus. You should, however, consult your advisors concerning the status of legislative proposals that may pertain to a purchase of our common shares.